GULF WEST SECURITY NETWORK, INC.
Park Tower Building, 4th Floor, Suite 4200-A, 400 East Kaliste Saloom Road
Lafayette, LA 70508-8517
(337) 304-4043

November 27, 2018

VIA EMAIL AND EDGAR
Charles Eastman - Staff Accountant
Terry French - Accountant Branch Chief
Gregory Dundas – Attorney Advisor
Paul Fischer – Attorney Advisor
U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of Telecommunications
100 F. Street, N.E.
Washington, D.C. 20549
DundasG@SEC.GOV

Re: Gulf West Security Network, Inc.
Current Report on Form 8-K
Comments Dated November 26, 2018
File No. 000-55805

Dear Sir/Madame:

We are in receipt of your email of November 26, 2018 to Gulf West Security Network, Inc., fka NuLife Sciences, Inc. (the “Company”) and the Company’s General Counsel, John D. Thomas, with respect to the Company’s filing of Form 8-K on October 9, 2018 with the U.S. Securities and Exchange Commission (the “SEC”) and the Company’s responses to the SEC in regards to the same. We have reproduced your comment below, highlighted in bold, with the Company’s response following immediately thereafter.

Supplemental Correspondence filed November 16, 2018

General

1.
COMMENT. We note your response to our prior comment regarding the possible shell status of the company at the time of the reverse merger transaction with LJR Security Services. In this regard we note, among other things, your statement that you continue to pursue the two prior business plans relating to wound care and an online marketplace. We also note that you did not include the financial statements of LJR under Item 9.01 nor did you indicate your intention to file them within the 71-day period provided for by Item 9.01(a)(4) of Form 8-K. Please confirm that you will file the audited financial statements and pro forma information required under Item 9(a) and (b) of Form 8-K in the requisite time period.

RESPONSE: The Company confirms that it will provide the audited financial statements and pro forma information so required under Item 9(a) and (b) of Form 8-K within the 71 day period prescribed by Item 9.01(a)(4) of Form 8-K. The Company has amended its Form 8-K accordingly to reflect this further disclosure.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

GULF WEST SECURITY NETWORK, INC.

/s/ Louis J. Resweber
Louis J. Resweber
Chief Executive Officer